i-80 Gold Reports Q3 2024 Operating Results and New Development Plan

Reno, Nevada, November 12, 2024 – i-80 GOLD CORP. (TSX: IAU) (NYSE American: IAUX) (“i-80 Gold”, or the “Company”) reports its operating and financial results for the three and nine months ended September 30, 2024. i-80 Gold’s unaudited condensed consolidated interim financial statements (“Financial Statements”), as well as i-80’s Management's Discussion and Analysis of Operations and Financial Condition (“MD&A”) for the three and nine months ended September 30, 2024, are available on the Company’s website at www.i80gold.com, on SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov. Unless otherwise stated, all amounts referred to herein are in U.S. dollars (C$ represents Canadian dollars).

"The quality of the asset base, location and strength of the team made the decision to join i-80 Gold an easy one. We are all very excited by the prospect of developing i-80 Gold into a Nevada focused mid-tier gold producer by the early 2030’s. The new development plan envisions us ramping up, permitting and building five gold mines through the balance of the decade. The team is well advanced on finding financing solutions to fund our new development plan," Richard Young, President and Chief Executive Officer of i-80 Gold.

STRATEGIC OVERVIEW

The Company underwent a leadership change during the third quarter, which prompted a review of the strategic direction of the Company. As a result, the Company adopted a new development plan which presents Management’s view of the most effective strategy to generate free cash flow while progressing earlier stage projects to provide a pipeline of growth in the medium and long-term. Management is now focused on permitting and development of five gold deposits through the balance of the decade. Consistent with the focus of i-80 Gold since inception, this plan includes the development of the three underground mines, but also includes accelerating permitting and development of the two large oxide open pit deposits, Granite Creek and Mineral Point. Collectively, these five assets have the potential to create a mid-tier gold producer. The Company has initiated a recapitalization plan of its balance sheet to support the new development plan.

The Lone Tree Autoclave remains the centralized refractory ore processing facility in the new development plan and Management intends to continue its work towards completion of the refurbishment feasibility study next year. Following completion of the study, a series of trade-off scenarios will be considered comparing full autoclave refurbishment or alternate toll milling and ore purchase agreements options that could potentially be available.

Further, Management believes that a base metal focused joint venture at the Ruby Hill project does not fit the new development plan, see “Ruby Hill Base Metal JV” section below for more information. Overall, given the Company’s balance sheet constraints and additional capital required for the new development plan all higher risk projects with low certainty of economic viability have been deferred until the balance sheet is in a stronger position and the Board approves allocating risk capital to these projects.

The Lone Tree open pit project has a variety of financial, technical, environmental and social issues to be worked through. It is expected that the project will likely remain deferred for another decade. Management believes new technologies and other solutions may become available in the future to allow the Company to unlock the value of this large open pit project.

RECAPITALIZATION PLAN

The Company envisages a two-step recapitalization process which will include demonstrating a viable path to generating free cash flow, and rescheduling and/or refinancing the existing debt obligations. Phase one of this plan will include finding a solution for short-term commitments including deferral of the upcoming gold and silver deliveries scheduled for late December and early January. Phase two of the recapitalization plan involves working with our current partners as well as seeking new debt providers to restructure our existing debt and provide sufficient capital to execute on the Company’s new development plan with repayment terms that align with the Company’s ability to service that debt. Management has initiated work on this, including discussions with existing and potential new partners, and aims to complete this process in the first quarter of 2025.

The Company’s ability to continue to operate and execute its new development plan and fulfill its commitments as they come due is dependent upon its success in restructuring its current debt obligations and obtaining additional financing. While Management has been successful in raising additional funds in the past, there can be no assurance that it will be able to do so in the future. Given the Company’s working capital deficit, current operating losses and Management’s expectation of future losses until it has fully executed its new development plan, the inability of the Company to arrange appropriate financing in a timely manner could result in the carrying value of the Company’s assets being subject to material adjustment. These conditions indicate the existence of material uncertainties which cast significant doubt as to the Company’s ability to continue as a going concern.

RUBY HILL BASE METAL JOINT VENTURE

In November 2023, i-80 Gold entered into a non-binding Letter of Intent with a third party (see press release dated November 7, 2023), to consider a joint venture agreement for Ruby Hill with a focus on base metal exploration and development. In addition to deposits with base metal potential (Blackjack, Hilltop and FAD), the joint venture discussion included all gold and silver deposits within the Ruby Hill property, including Mineral Point.

Upon careful assessment of the joint venture terms and economics, considering the potential value of the existing gold resources in a rising gold price environment and taking into account the limited understanding of the base metal potential, i-80 Gold’s Board and Management have elected to no longer proceed with joint venture discussions. It is noteworthy that the period of exclusivity with the counterparty has expired.

i-80 Gold is electing to prioritize more advanced staged gold and silver projects with established resources and technical studies. As such exploration and development work on base metal targets have been deferred to focus on projects with the fastest timeline to cash flow generation.

ORGANIZATIONAL CHANGES

Since i-80 Gold’s inception, the Company’s focus has been on asset acquisition and exploration. As the company evolves into a developer and producer the organizational structure and skill set of its employees needs to evolve to meet the new development plan in order to become a mid-tier gold producer of approximately 400,000 to 500,000 ounces of gold per year by the early 2030’s.

The three most significant changes facing i-80 Gold are i) increased emphasis on technical skills to ramp up, permit and construct five projects through the balance of the decade; ii) the requirement to restructure and re-capitalize the balance sheet in a manner that aligns to the new development plan; and iii) the additional legal and reporting requirements of becoming a US domestic issuer.

In order to meet i-80 Gold’s growing and changing demands, the Company has promoted four senior technical personnel and hired three new senior positions. Management believes these organizational changes, including the promotions and new hires, add the necessary experience and bench strength to further de-risk the execution of the development plan. The cost of these changes is expected to be offset by lower third-party consultant costs.

On the operations front, the promotion of four senior technical personnel is a reflection of the importance of these four individuals in reducing our execution risk as we ramp up our activities to permit and construct five mines through the balance of the decade.

On the legal front, the hiring of David Savarie as our new Senior VP General Counsel will bring in-house industry specific legal expertise that will improve our approach to and compliance with our governance and contractual commitments while also lowering our third-party legal costs. Further, this addition will immediately reduce the burden on existing management to manage the legal process in an increasingly complex environment while adding additional strength as we execute on our new development plan.

On the finance front, the Company has added two new senior financial roles, Katerina Deluca as VP of Treasury in charge of treasury and financing and Curtis Turner as VP of Strategic Planning. Mr. Turner is transitioning from VP Finance to this new role. These new positions are required to meet the increased workload associated with the balance sheet restructuring and debt reporting as well as enabling the new development plan to be executed. The VP Finance function will be managed by an incoming hire, Cindy Tseo.

The final new officer joining the team is Leily Omoumi, our new VP Corporate Development and Strategy who will also be in charge of investor relations. This position replaces the outgoing Executive Vice President, Business Development, Matt Gollat who was instrumental in the formation of i-80 Gold since its inception in 2021. Mr. Gollat has agreed to remain as an advisor in the transition to focus on the new development plan. The Company would like to thank Mr. Gollat for his contribution to the Company. The new VP Corporate Development will execute the new vision of the organization playing a key role in developing and maintaining the Company life-of-mine model as well as understanding the value of i-80 Gold and conveying that message to the market. Joining Ms. Omoumi is Jim Mackay, Director of Corporate Development and Investor Relations.
1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

OPERATIONAL AND FINANCIAL OVERVIEW

Third Quarter 2024

•Third quarter loss per share was $0.10 per share, a decrease from $0.01 loss per share in the comparative prior year period.
•Third quarter cash used in operating activities was $19.0 million, an increase in cash used from the prior year period due to lower mine operating income partially offset by lower exploration, evaluation and pre-development expense.
•September 30, 2024 cash balance is $21.8 million, a decrease of $26.0 million from the end of the second quarter due to cash used in operations and cash used for capital expenditures.
•During the third quarter the Company began an at-the-market equity program (“ATM program”) to raise equity. In total 11.5 million shares were issued for gross proceeds of $13.1 million.
•Third quarter revenue totaled $11.5 million compared to $13.2 million in the comparative prior year period due to lower volumes sold partially offset by higher gold price.
•Third quarter gold sales totaled 3,063 ounces at an average realized gold price1 of $2,422 per ounce, resulting in revenue of $7.4 million, compared to gold sales of 4,585 ounces at an average realized gold price1 of $1,895 per ounce, resulting in revenue of $8.7 million in the third quarter of 2023
•Third quarter mineralized material sales totaled 14,696 tons for revenue of $4.1 million, compared to mineralized material sales totaling 16,059 tons for revenue of $4.5 million in the comparative prior year period.
•Cost of sales increased by $3.2 million over the prior year quarter primarily due to an inventory impairment recognized.
•The Company published its second annual sustainability report which can be found on the Company’s website.
•The Company adopted a new development plan to ramp up, permit and construct five gold mines over the balance of the decade to create a mid-tier gold producer, capable of producing approximately 400,000 to 500,000 ounces of gold annually.
•The Company is working to reschedule current debt obligations and to provide the additional capital required to execute the new development plan.
•Management changes were also made to strengthen the management team to execute on the new development plan.

Year to Date (“YTD”) 2024

•YTD loss per share was $0.26 per share, a decrease from $0.13 loss per share in the comparative prior year period.
•YTD cash used in operating was $61.9 million, an increase from prior year period primarily due to lower production from the Company’s mines, partially offset by higher average realized gold prices.
•YTD revenue totaled $27.1 million compared to $29.1 million in the comparative prior year period.
•YTD gold sales totaled 7,186 ounces at an average realized gold price1 of $2,290 per ounce, resulting in revenue of $16.5 million, compared to gold sales of 11,262 ounces at an average realized gold price1 of $1,924 per ounce, resulting in revenue of $21.7 million in the comparative prior year period of 2023.
•YTD mineralized material sales totaled 29,041 tons for revenue of $10.6 million, compared to mineralized material sales totaled 22,710 tons for revenue of $7.3 million in the comparative prior year period.
•Approximately 80,000 feet (core and RC) drilled with multiple positive results to expand mineralization further at the Ruby Hill mine, the Granite Creek mine and the McCoy-Cove project.

1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

	Three months ended September 30,		Nine months ended September 30,
(in thousands of USD)	2024	2023	2024	2023

Revenue	11,509	13,215	27,107	29,073
Cost of sales	(15,449)	(12,244)	(42,346)	(30,975)
Depletion, depreciation and amortization	(552)	(1,444)	(1,003)	(5,589)
Mine operating loss	(4,492)	(473)	(16,242)	(7,491)

Expenses
Exploration, evaluation and pre-development	6,019	10,014	13,867	30,088
General and administrative	4,554	4,136	15,139	13,724
Property maintenance	2,549	2,763	7,818	7,992
Share-based payments	794	244	1,935	2,455
Loss before the following	(18,408)	(17,630)	(55,001)	(61,750)

Other (expense) income	(10,331)	21,488	(7,097)	43,150
Finance expense	(9,322)	(8,133)	(28,508)	(22,698)
Loss before income taxes	(38,061)	(4,275)	(90,606)	(41,298)

Deferred tax recovery	—	76	—	8,020
Loss and comprehensive loss for the period	(38,061)	(4,199)	(90,606)	(33,278)

1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

Granite Creek

		Three months ended September 30,		Nine months ended September 30,
Operational Statistics		2024	2023	2024	2023
Oxide mineralized material mined	tons	18,846	13,294	45,658	29,738
Sulfide mineralized material mined	tons	11,917	9,709	21,153	20,817
Total oxide and sulfide mineralized material mined	tons	30,763	23,003	66,811	50,555
Material mined grade	g/tonne	8.38	8.34	7.74	8.87
Material mined grade	oz/ton	0.24	0.24	0.23	0.26
Low-grade mineralized material mined[1]	tons	22,488	12,800	47,186	30,110
Low-grade mineralized material grade[1]	g/tonne	2.92	3.18	3.00	3.02
Low-grade mineralized material grade[1]	oz/ton	0.09	0.09	0.09	0.09
Waste mined	tons	35,916	24,753	108,404	106,830
Processed mineralized material[2]	tons	38,000	—	43,183	11,084
Oxide mineralized material sold	tons	14,696	16,059	29,041	22,710
Sulfide mineralized material sold	tons	—	—	5,183	—
Total mineralized material sold	tons	14,696	16,059	34,224	22,710
Ounces of gold sold	oz	315	900	315	1,344
Underground mine development (capital development)	ft	807	888	3,071	3,194
Exploration drilling	ft	4,923	16,144	23,413	20,944

Financial Statistics		2024	2023	2024	2023
Mining cost (total mineralized material and waste)	$/ton	134	124	129	103
Processing cost (processed mineralized material)	$/ton	20	N/A	34	151
Site general and administrative (“G&A”) (total mineralized material mined3)	$/ton	29	18	30	26
Royalties	$000s	358	259	1,913	475
Capital expenditure[4]	$000s	5,949	4,636	21,233	13,711
Exploration spending	$000s	1,651	1,777	4,072	2,184
1Low-grade mineralized material extracted as part of the mining process that is below cut-off grade but incrementally economic.
2Processed mineralized material consists of toll treated material and material placed under leach.
3Total mineralized material mined consists of sulfide, oxide, and low-grade mineralized material.
4Capital expenditure based on accrual basis.

Mining rates and gold production for the quarter and nine months of 2024 were lower than planned due to an increase in ground water ingress into underground working areas, which negatively impacted productivity and development advancement rates. To address the higher water rates, the mine is adding additional pumping capacity, deepening an existing de-watering well and reworking the de-watering system to allow for additional flow capacity in the water treatment facility. Management expects that production and costs will continue to be negatively impacted until these measures are completed, which is expected to occur by the end of the third quarter of 2025.

The Company continues to encounter elevated oxide mineralized material. A significant portion of this mineralized material that was lower grade was deemed suitable for processing via heap leach at the Lone Tree heap leach facility. This material is stockpiled and subsequently transported to Lone Tree for leaching. During the quarter, this material was placed on the leach pad but not placed under leach until late in the quarter and recovery of ounces will take place after the quarter end. This is in part responsible for the lack of ounce production even though the mineralized material mined increased significantly period over period. In addition, during the three months ended, no sulfide mineralized material was processed under the toll milling agreement. As of September 30, 2024, all of the remaining sulfide mineralized material under the toll milling agreement has been delivered to NGM and the Company anticipates that the sulfide mineralized material will be processed in the fourth quarter.

Subsequent to the quarter end, on October 14, 2024, the toll milling agreement with NGM expired. The terms of the agreement provide for a good faith renegotiation or extension of the agreement as long as certain conditions are met. The Company is currently engaged with NGM to establish an extension or updated agreement for processing of the i80 refractory material. If the Company is unable to obtain an extension of the Autoclave Toll Milling Agreement in a timely manner (or at all), the Company will be required to seek other arrangements for the processing of refractory material from its Granite Creek mine. For the year 2024, the Company
1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

anticipates that approximately 25% of the ounces produced from Granite Creek fall under the Toll Milling Agreement and the Company does not anticipate that percentage will increase materially over the next 12 months.

Capital expenditures for the three and nine months focused mainly on underground development and de-watering. The increased capital period over period is related increased footage as noted in the table above. Furthermore, the water treatment plant contributed to $0.5 million in capital spending for the 9 month period.

During the third quarter, Management began a process to update the technical report and has begun the permitting process for the Granite Creek open pit heap leach project. An updated study is expected in 2025. Permitting is expected to take approximately three years and construction a further 18 months. Management is currently considering construction of heap leach pads instead of heap leach and CIL plants as indicated in the last technical report (2021). Further studies are expected to determine the superior economic route.

During the three months ended September 30, 2024, approximately 5,000 feet of directional core drilling was completed. The drilling program was focused on infilling, upgrading and expanding the resources in the South Pacific Zone. As the ground condition contributed to high drilling costs, the Company paused this program and decided to develop an underground exploration drift to complete this drilling program. It is anticipated that the budget program will remain the same, but the timeline to complete will be delayed allowing for the development of the drift which was commenced in the fourth quarter of 2024.

Ruby Hill

		Three months ended September 30,		Nine months ended September 30,
Operational Statistics		2024	2023	2024	2023
Ounces of gold sold	oz	906	1,910	1,861	4,781
Exploration drilling	ft	—	8,345	4,032	74,684

Financial Statistics		2024	2023	2024	2023
Mining cost	$/oz	—	—	—	11
Processing cost (processed oz)	$/oz	984	726	1,142	642
Site G&A (processed oz)	$/oz	432	310	607	263
Royalties	$000s	64	105	126	250
Capital expenditure[1]	$000s	—	11	118	30
Exploration spending	$000s	354	3,484	986	15,024
1Capital expenditure based on accrual basis.

Permitting for Archimedes underground is anticipated by the end of 2024 or early 2025 with construction to commence in the first half of 2025. The Mineral Point deposit drill program is expected to begin in early 2025 to support geotechnical, metallurgical and hydrology studies for baseline data to complete a Preliminary Economic Assessment (“PEA”) during 2025.

During the quarter and nine months ended September 30, 2024, the Company continued to recover ounces from the heap leach pads at Ruby Hill. While efforts are made to optimize the ounces recovered, the ounces recovered was lower than the comparable periods and the Company anticipates that production will continue to decrease and become uneconomic soon.

There was minimal spending on capital projects for nine months and nil spending for the three months. However, during the third quarter, the Company commissioned a scoping study to provide an initial assessment of the economics of the Mineral Point deposit.

Exploration spending for the three and nine months was related to metallurgical tests and drilling for metallurgical samples, respectively.

Feasibility work on the base metal deposits including Hilltop, Blackjack and FAD have been suspended for the foreseeable future as the Company focuses on ramping up, permitting and developing the three underground and two open pit heap leach gold projects through the balance of the decade. As a result of the adoption of the new gold-focused strategy, the base metal JV, for which the Company has been advancing over the past year, has been terminated.

1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

McCoy-Cove

McCoy-Cove is a high-grade underground development project. Baseline work in advance of a federal permitting action submittal to the Nevada Bureau of Land Management (BLM) is proceeding on plan. Management is targeting the submittal of an Environmental Impact Statement (EIS) in mid-2025. An EIS will be required primarily due to the significant project disturbance acres and impact on water. The permitting process is expected to take three years. In parallel with the permitting process, an infill drill program is under way to expand mineral reserves and resources as well as engineering work to complete a feasibility study in 2025.

Baseline field studies including biological, geochemical and hydrological continue to move forward to support the planned permitting submittal timeline of mid-2025. An air quality impact analysis report and global climate change technical memorandum were submitted and accepted by the BLM. The initial groundwater flow model has been completed and the Company is currently optimizing the design of the de-watering infrastructure and expects to include the model in the updated technical studies to be published in 2025. The permitting process is expected to take approximately three years to complete followed by 18 months of construction, primarily de-watering and underground development as well as some light surface infrastructure work.

		Three months ended September 30,		Nine months ended September 30,
Operational Statistics		2024	2023	2024	2023
Exploration drilling	ft	34,268	16,789	52,244	48,048

Financial Statistics		2024	2023	2024	2023
Capital expenditure[1]	$000s	—	470	—	5,637
Exploration spending	$000s	3,984	3,184	8,512	10,241
1Capital expenditure based on accrual basis.

Underground delineation drilling continued during the third quarter on Helen and CSD Gap with two core rigs, with approximately 34,000 feet of core drilled bringing total drilling over the course of the infill campaign to approximately 96,000 feet. A further 20,000 feet of drilling is planned into the first quarter of 2025 to complete the program. The 2024/2025 drill program will be included in an updated feasibility study expected in 2025.

Lone Tree
During the third quarter ended September 30, 2024, Management continued to review the value engineering studies in preparation for a feasibility study on the refurbishment of the autoclave, scheduled to be completed in 2025. The refurbishment of the autoclave at Lone Tree would process sulfide ore from the three underground mines, Granite Creek, Archimedes at Ruby Hill and McCoy-Cove. The Lone Tree open pit is expected to remain in inventory into the 2030’s as the Company focuses ramp up, permitting and development of its three underground mines and two open pit heap leach mines.

		Three months ended September 30,		Nine months ended September 30,
Operational Statistics		2024	2023	2024	2023
Ounces of gold sold	oz	1,842	1,775	5,010	5,138

Financial Statistics		2024	2023	2024	2023
Processing cost (processed oz)	$/oz	697	801	732	820
Site G&A (processed oz)	$/oz	142	272	184	235
Capital expenditure[1]	$000s	71	3,163	578	12,895
1Capital expenditure based on accrual basis.

The Company continues to recover ounces from the leach pads at Lone Tree. Due to optimization of the leaching process, the ounces produced are in line with the production for the comparative three and nine month periods. The Company will continue to process ounces from the leach pads as long as it is economical to do so.

Capital spending for the three and nine months is related to general infrastructure in sustaining the operations and activities at Lone Tree along with the spending related to the technical work on the refurbishment of the Autoclave processing plant.
1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

ATM PROGRAM

On August 12, 2024, the Company implemented an ATM to sell through the TSX and the NYSE common shares up to an aggregate offering price of up to $50 million. For the three ended September 30, 2024, proceeds of $13.1 million were received from the issuance of 11.5 million shares sold. The Company will continue to use the ATM Program as a tool to maintain an appropriate level of liquidity as it executes on the recapitalization plan as discussed in the Recapitalization Plan section. As at November 12, 2024, the Company has issued 17.7 million common shares under the ATM Program for total gross proceeds of $20.1 million.

The Company will hold a conference call and webcast on November 13, 2024, commencing at 10:00 am ET to discuss its third quarter results and answer questions from participants.

CONFERENCE CALL AND WEBCAST

Webcast URL:         https://app.webinar.net/97XY5Q06ex0
Conference Call Information:
North American Toll-free:    1-800-836-8184
Local Toronto:        1-289-819-1350

Qualified Persons

Tyler Hill, CPG-12146, Chief Geologist, and Tim George, PE, Mining Operations Manager, at i-80 have reviewed this press release and are the Qualified Persons for the information contained herein and are a "Qualified Person" within the meaning of National Instrument 43-101.

ABOUT i-80 GOLD CORP.
i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company’s advanced-stage property portfolio with processing at i-80’s centralized milling facilities. i-80 Gold’s common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold’s portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

For further information, please contact:
Richard Young – CEO
Matt Gili – President & COO
Ryan Snow - CFO
Leily Omoumi - VP Corporate Development and Strategy
1.866.525.6450
Info@i80gold.com
www.i80gold.com
1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

FORWARD LOOKING INFORMATION

Certain information set forth in this release, including but not limited to management's assessment of the Company's future plans and operations, the perceived merit of projects or deposits, and the anticipated timing of permitting, the impact and anticipated timing of the Company’s development plan and recapitalization plan, the anticipated timing of permitting, production, project development or technical studies contains forward looking statements. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases, or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Readers are cautioned that the assumptions used in the preparation of information, although considered reasonable at the time of preparation, may prove to be inaccurate and, as such, reliance should not be placed on forward looking statements. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, if any, that the Company will derive there from. By their nature, forward looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company’s control, including general economic and industry conditions, volatility of commodity prices, title risks and uncertainties, ability to access sufficient capital from internal and external sources, currency fluctuations, construction and operational risks, licensing and permit requirements, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, imprecision of resource, reserve or production estimates and stock market volatility. Please see “Risks and Risk Management” in the MD&A for the three and nine months ended September 30, 2024 for more information regarding risks regarding the Company. All forward-looking statements contained in this release speak only as of the date of this release or as of the dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable law.

Additional information relating to i-80 Gold can be found on i-80 Gold’s website at www.i80gold.com, SEDAR+ at www.sedarplus.ca, and on EDGAR at www.sec.gov/edgar.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included certain terms or performance measures commonly used in the mining industry that are not defined under IFRS Accounting Standards in this document. These include: adjusted loss, adjusted loss per share, and average realized price per ounce. Non-IFRS financial performance measures do not have any standardized meaning prescribed under IFRS Accounting Standards, and therefore, they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS Accounting Standards and should be read in conjunction with the Company's Financial Statements.

Definitions

“Average realized gold price” per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS Accounting Standards and does not have a standardized meaning defined by IFRS Accounting Standards. It may not be comparable to information in other gold producers’ reports and filings

“Adjusted loss” and “adjusted loss per share” are non-IFRS measures that the Company considers to better reflect normalized earnings because it eliminates temporary or non-recurring items such as: gain (loss) on warrants, gain (loss) on convertible debentures and loans, gain (loss) on fair value measurement of gold and silver prepayment agreement, loss on Gold Prepay Agreement modification, loss on Silver Purchase Agreement modification, and inventory impairments. Adjusted loss per share is calculated using the weighted average number of shares outstanding under the basic calculation of earnings per share as determined under IFRS.

1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

Average realized gold price per ounce of gold sold

	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S. dollars, unless otherwise noted)	2024	2023	2024	2023
Nevada production
Revenue per financial statements	11,509	13,215	27,107	29,073
Mineralized material sales revenue	(4,090)	(4,456)	(10,577)	(7,277)
Revenue without mineralized material sales	7,419	8,758	16,530	21,796
Silver revenue from mining operations	(1)	(70)	(72)	(131)
Gold revenue from mining operations	7,418	8,688	16,458	21,665
Ounces of gold sold	3,063	4,585	7,186	11,262
Average realized gold price ($/oz)	2,422	1,895	2,290	1,924

Lone Tree
Revenue	4,522	3,417	11,507	10,092
Silver revenue from mining operations	(1)	—	(29)	(19)
Gold revenue from mining operations	4,521	3,417	11,478	10,073
Ounces of gold sold	1,842	1,775	5,010	5,138
Average realized gold price ($/oz)	2,454	1,925	2,291	1,960

Ruby Hill
Revenue	2,105	3,623	4,232	9,125
Silver revenue from mining operations	—	(70)	(43)	(112)
Gold revenue from mining operations	2,105	3,553	4,189	9,013
Ounces of gold sold	906	1,910	1,861	4,781
Average realized gold price ($/oz)	2,323	1,860	2,251	1,885

Granite Creek
Revenue	4,882	6,175	11,368	9,856
Mineralized material sales revenue	(4,090)	(4,456)	(10,577)	(7,277)
Gold revenue from mining operations	792	1,719	791	2,579
Ounces of gold sold	315	900	315	1,344
Average realized gold price ($/oz)	2,514	1,910	2,511	1,919

1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.

Adjusted loss

Adjusted loss and adjusted loss per share exclude a number of temporary or one-time items detailed in the following table:

	Three months ended September 30,		Nine months ended September 30,
(in thousands of U.S. dollars, unless otherwise noted)(i)	2024	2023	2024	2023

Net loss for the period	$(38,061)	$(4,199)	$(90,606)	$(33,278)
Adjust for:
(Loss) gain on convertible loans	(721)	13,574	8,424	24,037
(Loss) gain on warrants	(3,587)	7,357	687	17,532
(Loss) gain on gold prepay derivative	(2,998)	2,190	(7,913)	(63)
(Loss) gain on silver purchase derivative	(1,276)	822	(6,579)	1,274
Gain on convertible debenture	—	—	—	900
Loss on gold prepay agreement modification	—	(1,831)	(667)	(1,831)
Loss on silver purchase agreement modification	—	—	(440)	—
Loss on deferred consideration	—	(357)	—	(1,135)
Inventory impairments	(3,331)	—	(12,095)	(8,531)
Total adjustments	$(11,913)	$21,755	$(18,583)	$32,183
Adjusted loss for the period	$(26,148)	$(25,954)	$(72,023)	$(65,461)
Weighted average shares for the period	386,474,070	287,128,970	350,581,065	266,207,340
Adjusted loss per share for the period	$(0.07)	$(0.09)	$(0.21)	$(0.25)
1 Specified financial measure which is not a standardized measure under IFRS and may not be comparable to similar specified financial measures used by other entities. Please see "Non-IFRS Financial Performance Measures" for the composition of such specified financial measure, an explanation of how such specified financial measure provides useful information to a reader and the purposes for which management of i-80 uses the specified financial measure, and where required, a reconciliation of the specified financial measure to the most directly comparable IFRS measure.